UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Extraction Oil & Gas, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30227M 105

(CUSIP Number)

Peter A. Leidel

Yorktown Partners LLC

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2112

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30227M 105

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS X, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 17,554,262
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 17,554,262
	(10)	Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,554,262
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.0% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based on 146,793,564 shares of common stock, par value $0.01 per share (“Common Stock”), of Extraction Oil & Gas, Inc. (the “Issuer”) issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on October 17, 2016, as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2016.

CUSIP No. 30227M 105

(1)	Names of Reporting Persons YORKTOWN X COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,554,262
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,554,262
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,554,262 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.0% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Yorktown Energy Partners X, L.P. (“Yorktown X”). Yorktown X Company LP is the sole general partner of Yorktown X. As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company LP disclaims beneficial ownership of the securities owned by Yorktown X in excess of its pecuniary interests therein.
(2)	Based on 146,793,564 shares of Common Stock of the Issuer issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on October 17, 2016, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2016.

.

CUSIP No. 30227M 105

(1)	Names of Reporting Persons YORKTOWN X ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,554,262
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,554,262
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,554,262 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.0% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Yorktown X. Yorktown X Company LP is the sole general partner of Yorktown X and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X in excess of their respective pecuniary interests therein.
(2)	Based on 146,793,564 shares of Common Stock of the Issuer issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on October 17, 2016, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2016.

.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Extraction Oil & Gas, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 370 17th Street, Suite 5300, Denver, Colorado 80202.

Item 2. Identity and Background.

a) This statement is filed by Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown X”), Yorktown X Company LP, a Delaware limited partnership (“Yorktown X Co”), and Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown X Associates” and together with Yorktown X and Yorktown X Co, the “Reporting Persons”).

b) The principal business address of each of the Reporting Persons is 410 Park Avenue, 19th Floor, New York, New York 10022.

c) The principal business of Yorktown X is investing in equity securities of energy companies. The principal business of Yorktown X Co is managing Yorktown X. The principal business of Yorktown X Associates is managing Yorktown X Co. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

d) None of the Reporting Persons or the persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) None of the Reporting Persons or the persons identified on Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) All of the persons identified on Schedule 1 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Common Stock of the Issuer (the “IPO”), Yorktown X owned 43,448,597 Tranche A units and 19,193,879 Tranche C units in Extraction Oil & Gas Holdings, LLC, a Delaware limited liability company (“Holdings”). Extraction Oil & Gas, LLC, a Delaware limited liability company (“Extraction LLC”), was a wholly-owned subsidiary of Holdings. At or prior to the closing of the IPO, Extraction LLC converted from a Delaware limited liability company into a Delaware corporation with the name Extraction Oil & Gas, Inc. and Holdings merged with and into the Issuer. Upon the closing of the IPO, the equity owners of Holdings, including Yorktown X, received an aggregate number of shares of the Issuer’s Common Stock based on an implied valuation for the Issuer based on the IPO price of $19.00 per share of Common Stock and the current relative levels of ownership in Holdings, pursuant to the terms of the limited liability company agreement of Holdings, with the allocation of such shares among the existing equity holders of Holdings to be later determined, pursuant to the terms of the limited liability company agreement of Holdings, by reference to an implied valuation for the Issuer based on the 10-day volume weighted average price of the Common Stock of the Issuer following the closing of the IPO. The average price per share for existing owners of Holdings was $8.06 per share. On October 26, 2016, Yorktown X received its allocation of 17,554,262 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

Yorktown X acquired its 17,554,262 shares of Common Stock for investment purposes. Other than as set forth in this Item 4, as of the date hereof, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Each of the Reporting Persons beneficially owns an aggregate of 17,554,262 shares of Common Stock of the Issuer, representing 12.0% of the outstanding Common Stock of the Issuer (based on 146,793,564 shares of Common Stock issued and outstanding immediately following the IPO, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on October 21, 2016). Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) Yorktown X directly owns 17,554,262 shares of Common Stock of the Issuer. Yorktown X Co is the sole general partner of Yorktown X. Yorktown X Associates is the sole general partner of Yorktown X Co. Yorktown X Associates has the sole power to cause Yorktown X Co to cause Yorktown X to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X.

(c) Except as otherwise described herein or in any exhibit filed hereunder, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 is hereby incorporated by reference herein.

Stakeholders’ Agreement

On September 28, 2016, Holdings, Extraction LLC and the existing members of Holdings (including Yorktown X) entered into that certain Stakeholders’ Agreement (the “Stakeholders’ Agreement”) approving the conversion of Extraction LLC into a Delaware corporation, the merger of Holdings with and into the Issuer and the related transactions occurring in connection with the IPO.

The foregoing description of the Stakeholders’ Agreement is qualified in its entirety by reference to the full text of the Stakeholders’ Agreement, which is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 21, 2016, and is incorporated herein by reference.

Agreement and Plan of Merger

In connection with the closing of the IPO, on October 17, 2016, Holdings merged with and into the Issuer, with the Issuer being the surviving entity, pursuant to an Agreement and Plan of Merger, dated October 17, 2016, by and between the Issuer and Holdings (the “Merger Agreement”).

The foregoing description of the Agreement and Plan of Merger is qualified in its entirety by reference to the full text of the Agreement and Plan of Merger, which is attached as Exhibit 2.1 to the Issuer’s Amendment to Registration Statement on Form S-1 filed with the SEC on September 26, 2016, and is incorporated herein by reference.

Existing Owners Registration Rights Agreement

On October 17, 2016, in connection with the closing of the IPO, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Existing Owners Registration Rights Agreement”) with certain shareholders identified on the signature pages thereto, including Yorktown X (the “Existing Owners”).

Pursuant to the Existing Owners Registration Rights Agreement, subject to certain limitations, the Existing Owners have the right to require the Issuer by written notice to prepare and file a registration statement registering the offer and sale of a certain number of their shares of Common Stock. The Issuer is required to provide notice of the request to certain other holders of Common Stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, the Issuer will not be obligated to effect a demand registration (i) on or before the date that is twelve months after the closing of the IPO, (ii) on or before 180 days after any other registered underwritten offering of the Issuer’s equity securities, or (iii) if the Issuer is not otherwise eligible at such time to file a registration statement on Form S-3 (or any applicable successor form).

Subject to certain exceptions, if at any time the Issuer proposes to register an offering of equity securities or conduct an underwritten offering, whether or not for its own account, then the Issuer must notify the Existing Owners of such proposal to allow them to include a specified number of their shares of Common Stock in that registration statement or underwritten offering, as applicable.

The registration rights provided under the Existing Owners Registration Rights Agreement are be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay the filing of a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the Existing Owners Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The foregoing description of the Existing Owners Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 21, 2016, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated November 7, 2016.

Exhibit 2.1	Stakeholders’ Agreement dated September 28, 2016 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 21, 2016, and incorporated by reference herein).

Exhibit 2.2	Agreement and Plan of Merger dated October 17, 2016 (filed as Exhibit 2.1 to the Issuer’s Amendment to Registration Statement on Form S-1 filed with the SEC on September 26, 2016, and incorporated by reference herein).

Exhibit 2.3	Amended and Restated Registration Rights Agreement dated October 17, 2016 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 21, 2016, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2016

YORKTOWN ENERGY PARTNERS X, L.P.

By:	Yorktown X Company LP,
Its General Partner

By:	Yorktown X Associates LLC,
Its General Partner

By:	/s/ Peter A. Leidel
Name: Peter A. Leidel
Title: Managing Member

YORKTOWN X COMPANY LP

By:	Yorktown X Associates LLC,
Its General Partner

By:	/s/ Peter A. Leidel
Name: Peter A. Leidel
Title: Managing Member

YORKTOWN X ASSOCIATES LLC

By:	/s/ Peter A. Leidel
Name: Peter A. Leidel
Title: Managing Member

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Name and Business Address	Capacity in which Serves Yorktown X Associates	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Bryan H. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022

W. Howard Keenan, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022

Robert A. Signorino 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022

Bryan R. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022